シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING

FAX: 81-3-5251-1602
www.shearman.com

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

81-3-5251-0201


RECD S.E.C.
MAY 2 3 2003
1086


03022119

May 23, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are free translations of two press releases dated April 22 and May 7, 2003 respectively. The Company also issued the following six press releases without preparing English translations and are therefore hereby furnished with summary English translations.

- Press release dated April 14, 2003 on the introduction of the "Kuraemon 10 Family" and "Kuraemon 10 Pro" digital photo management software

- Press release dated April 17, 2003 on the establishment of a research and development center that will focus on research on selected strategic areas

- Press release regarding the impairment of certain marketable securities held by Olympus, as filed with the Tokyo Stock Exchange on April 18, 2003

  The Company announced that it was required to recognize impairment losses in the fiscal year ended March 31, 2003 with respect to certain investment securities

dlw 6/3

and equity investments whose fair value or actual value decreased significantly and was deemed irrecoverable.

Total amount of impairment with respect to investment securities and equity investments	¥7,485 million
As a percentage of net assets as of March 31, 2002	4.1%
As a percentage of ordinary profit for the year ended March 31, 2002	42.2%
As a percentage of net profit for the year ended March 31, 2002	147.9%

The above impairment of ¥7,485 million will be charged as extraordinary loss to the fiscal year ended March 31, 2003.

The Company is currently evaluating the possible impact of this impairment to the operating results for the fiscal year ended March 31, 2003, but does not expect to revise, as a result of the impairment, its earnings forecast previously released on November 18, 2002.

- Press release dated April 23, 2003 on the adoption by an earthquake memorial museum in Kobe of Olympus' "Vision Plex" automatic projector image correction system

- Press release dated April 24, 2003 on a rebate sale for the "Turbo MO mini EX IV+" magneto-optical disc drive

- Press release regarding a proposed acquisition of treasury stock, as filed with the Tokyo Stock Exchange May 12, 2003

The Company announced that it will propose to the general shareholders' meeting to be held on June 27, 2003 an agenda to approve a repurchase of treasury stock in accordance with Article 210 of the Commercial Code.

Details of the repurchase:

Class of equity to be acquired:	Common stock
Number of shares to be acquired:	Not more than 5 million shares (or 1.9% of outstanding shares)
Total cost of the acquisition	Not more than ¥10 billion

acquisition	

The acquisition of share, if approved at the general shareholders' meeting, may be executed any time between the conclusion of the general shareholders' meeting on June 27, 2003 and the conclusion of the general shareholders' meeting for the fiscal year ending March 31, 2004.

Finally, on May 7 and May 12 respectively, the Company filed a periodic report and its Annual Financial Digest without preparing English translations and are therefore hereby furnished with summary English translations.

- Periodic report regarding a merger with Olympus Pro Marketing Co., Ltd, a 99.9% owned subsidiary, as filed on EDINET on May 7, 2003

  Olympus Pro Marketing Co., Ltd., a 99.9% subsidiary of the Company engaged in the sales of optical, medical and electrical devices, ceased to be a "specified subsidiary" of the Company as of April 1, 2003 due to its merger with the Company on the said date, with the Company as the surviving entity. Olympus Pro Marketing was capitalized at ¥1,424 million before the merger.

- Annual Financial Digest for the year ended March 31, 2003, as filed with the Tokyo Stock Exchange on May 12, 2003

  - Summary of consolidated financial results and disclosure of certain financial indexes
  - Organization of the Olympus group
  - Management policy and narrative description of financial results
  - Consolidated financial statements
    - Consolidated balance sheets
    - Consolidated income statements
    - Consolidated statements of retained earnings
    - Consolidated statements of cash flows
    - Notes to the consolidated financial statements
  - Geographic and business segment information
  - Information on production, orders and sales
  - Fair value of marketable securities

- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Information on retirement benefits
- Per share information
- Disclosure of related party transactions
- Summary of unconsolidated financial results and disclosure of certain financial indexes
- Unconsolidated financial statements
    - Unconsolidated balance sheets
    - Unconsolidated income statements
    - Unconsolidated statements of retained earnings
    - Notes to the Unconsolidated financial statements
- Disclosure of subsequent events
- Changes in management members

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard C. Kramer

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

April 22, 2003

OLYMPUS INTRODUCES CAMEDIA C-740 ULTRA ZOOM WITH 3.2-MEGAPIXEL IMAGING AND 10X OPTICAL ZOOM

- 3.2-megapixel image quality
- Newly developed high-performance 10x optical zoom lens
- Approximately 30% smaller body than previous models

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the CAMEDIA C-740 Ultra Zoom, a 3.2-megapixel digital camera with a newly developed high-performance 10x optical zoom lens. The CAMEDIA C-740 Ultra Zoom is scheduled to go on sale in Japan in mid-May 2003.

The CAMEDIA C-740 Ultra Zoom is the latest addition to the CAMEDIA ULTRAZOOM series that has proved very popular with families and people who enjoy watching or participating in sports. In addition to offering outstanding ease of use and the ultra-telephoto power of a 10x optical zoom lens, the CAMEDIA C-740 Ultra Zoom delivers outstanding image quality by using the same proprietary image processing technology featured on our top-of-the-line CAMEDIA C-5050ZOOM compact digital camera.

High-precision body construction also makes the CAMEDIA C-740 Ultra Zoom the most compact 3.2-megapixel, 10x optical zoom digital camera in the world (according to in-house market research as of April 2003). The camera body is approximately 30% smaller in volume than previous CAMEDIA ULTRAZOOM models, and weighs only 295 grams, making it even easier to carry than its predecessors.

The CAMEDIA C-740 Ultra Zoom also offers up to 56 minutes* of Motion JPEG recording, and Super Macro shooting from as close as 3cm. In a single camera, it combines the benefits of ultra-telephoto and ultra-macro still photography with a new level of motion-image shooting convenience.

In addition, accessories such conversion lenses and a water protector have been developed to further enhance the range of situations in which the CAMEDIA C-740 Ultra Zoom can be used.

With its easy-to-handle 3.2-megapixel image size, the CAMEDIA C-740 Ultra Zoom offers ultra-telephoto capabilities and image quality that will appeal to a wide range of users. Together with the 4.0-megapixel CAMEDIA C-750 Ultra Zoom , which boasts the highest image quality in the ULTRAZOOM line (scheduled for release in mid-June; MSRP: ¥75,000), the CAMEDIA C-740 Ultra Zoom brings new depth to the ULTRAZOOM product line.

* With 256MB xD Picture Card installed.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA C-740 Ultra Zoom	¥63,000	Mid-May 2003	40,000 units

CAMEDIA
C-740 Ultra Zoom



<Front>



<Back>

Top Features

- Newly developed 10x optical zoom lens and high-resolution 3.2-megapixel CCD for ultra telephoto shooting and high image quality
- Slim, compact body -- the world's smallest 3.2-megapixel, 10x optical zoom digital camera
- Advanced motion-image features for enhanced digital shooting enjoyment
- Numerous accessories for extended shooting capabilities
- Distinctive body design and exceptional ease of use

Main Features

NEWLY DEVELOPED 10X OPTICAL ZOOM LENS & 3.2-MEGAPIXEL HIGH-RESOLUTION CCD

In keeping with the CAMEDIA ULTRAZOOM concept of combining a high-resolution CCD with an ultra-high-power zoom lens, the CAMEDIA C-740 Ultra Zoom offers 3.2-megapixel image quality and powerful 10x optical zooming. For leisure activities and spectator sports, this makes it possible to take ultra-telephoto shots of exceptionally high image quality.

The newly designed 7-group, 11-element lens features an ED (Extra-low Dispersion) lens element like the ones used in high-quality SLR telephoto lenses, as well as two aspherical lens elements, high index lens elements, and a low-dispersion lens element. In addition, many of the lens elements are multi-coated. As a result of these design improvements, the lens offers superior resolving power and reduced aberration at high zoom magnifications and long focal lengths.

The inclusion of TruPic processing and other advanced image processing technologies also helps ensure class-leading image quality. Outstanding color fidelity and low noise are ensured by the same proper gamma technology and advanced noise filter featured on the Olympus compact digital camera flagship, the CAMEDIA C-5050ZOOM. High image quality is also aided by a noise reduction function that suppresses the noise that occurs when shooting at night, and by an advanced anti-vibration program that regulates shutter speed, flash, and ISO sensitivity to reduce the blurring that can be caused by camera shake.

THE WORLD'S SLIMMEST & MOST COMPACT 3.2-MEGAPIXEL 10X OPTICAL ZOOM CAMERA

By reducing circuitry requirements, body volume has been reduced by 30% in comparison to previous CAMEDIA ULTRAZOOM models. Overall dimensions are 107.5(W) x 66mm(H) x 68.5mm(D), making the CAMEDIA C-740 Ultra Zoom an extremely slim and compact ULTRAZOOM model. Weight is only 295 grams, further enhancing the camera's portability.

IMPROVED MOTION-IMAGE CAPABILITY

The CAMEDIA C-740 Ultra Zoom features the broad motion streaming technology first introduced on the CAMEDIA C-730 Ultra Zoom, and can record up to 56 minutes of motion-image material (with 256MB xD Picture Card installed). In addition, Fast Play and Reverse Play modes have been added to extend motion-image capabilities even further. The result is a camera that allows users to enjoy both still and moving-image photography without the need to carry a separate video camera.

A Wide Range of Accessories

The CAMEDIA C-740 Ultra Zoom accepts both 0.7x wide-angle and 1.7x tele conversion lenses. The wide-angle conversion lens offers 27mm wide-angle capability (35mm film camera equivalent), while the tele conversion lens boosts the maximum zoom telephoto setting of 380mm up to 646mm (35mm film camera equivalent). When used in tandem with the digital zoom (which normally boosts telephoto performance up to a maximum of 1140mm), a maximum focal length of 1938mm is possible — providing a truly astounding range of shooting options for such a compact camera.

In addition, the PT-018 Water Protector introduces underwater shooting capability to the ULTRAZOOM line by providing waterproof protection to depths of 40m.

Distinctive Design & Outstanding Ease of Use

The front, lens trim of the body are constructed of aluminum, adding a distinctive touch of quality to the overall design.

Although much slimmer and more compact, the CAMEDIA C-740 Ultra Zoom offers the same handling ease and comfortable grip as previous ULTRAZOOM models. Controls are positioned so that they are easy to operate with the right thumb when the camera is held in the shooting position, and the response time of the built-in LCD monitor has been speeded up to ensure enhanced operating ease.

Advanced Shooting Functions

•Super Macro Mode

The camera's Super Macro mode allows shooting from a distance of only 3cm. With the CAMEDIA C-740 Ultra Zoom, users can enjoy both telephoto and macro shooting, and capture virtually any type of scene or subject with a single camera.

•Histogram Display

Histograms that show the relationship between subject illumination and current exposure settings can be displayed during or after shooting. By visually confirming histogram data on the built-in LCD monitor, users can exercise more precise exposure control, and better achieve their creative intent by taking full advantage of the CCD's dynamic range.

•A Choice of Scene Program Modes and 'My Mode' Settings

In addition to Full Auto, Aperture-Priority, Shutter-Speed-Priority, and Manual shooting modes, there are six Scene Program Modes — Portrait, Sports, Landscape-Portrait, Landscape, Night Scene, and Self-Portrait — that make it easy to set optimum exposure values in virtually any shooting situation. What's more, up to four customizable 'My Mode' settings can be stored in memory, allowing users to instantly access their most frequently used setting configurations.

•Versatile White Balance Settings

Advanced iESP II Auto White Balance provides higher color fidelity for more natural skin tones in mixed-source lighting conditions. In addition, there is a One-Touch White Balance setting, as well as preset white balance settings for Daylight, Overcast, Tungsten Light, and three types of Fluorescent Light (Daylight, White Daylight, and White).

•Autofocus Area Selection

When camera movement is restricted by tripod use, users can reposition the autofocus target area two steps up, down, left, or right from the center of the frame, retaining creative control while ensuring correct focus.

•Easy-to-Use Digital Editing Functions

Basic digital editing tasks can easily be performed in the camera without downloading images or using a computer. Because the edited images are stored as a separate file, users never need to worry that the original data will be overwritten.

-Resizing

If users want to create a smaller-sized file to send as an e-mail attachment, for example, they can easily do so right in the camera.

-Trimming

Photos can easily be trimmed in the camera to suit the user's preference.

•All-in-One Packaging

All-in-one packaging includes everything necessary to download, edit, and organize image files, ensuring that even first-time users can begin enjoying the benefits of digital photography right away. And by using the included video cable to connect the camera to a TV, images can be displayed at a size that allows everyone to enjoy them.

OPTIONAL ACCESSORIES

•Conversion Lenses

By attaching an optional CLA-4 lens adapter (MSRP: ¥2,000) to the camera, users can expand their shooting capabilities with the optional WCON-07 wide-angle conversion lens (MSRP: ¥19,000), the MCON-40 macro conversion lens (MSRP: ¥11,000), or the TCON-17 tele conversion lens (MSRP: ¥15,000).

•Water Protector

The PT-018 Water Protector (MSRP: ¥25,000; available late May 2003) makes it possible for the first time for a CAMEDIA ULTRAZOOM camera to be used for diving and underwater photography at depths of up to 40 meters. (Compatible only with the CAMEDIA C-740 Ultra Zoom and CAMEDIA C-750 Ultra Zoom.)

•Camera Case & Neck Strap

A variety of cases and neck straps are available.

Camera Cases

CSCH-13 Genuine leather semi-hard case	(MSRP: ¥6,000)
CSCH-14 Soft case	(MSRP: ¥3,200)

Sports Neck Straps

Shock-absorbing straps that are ideal for use at sporting events.

CNS-02SV Silver	(MSRP: ¥3,200)
CNS-02BL Blue	(MSRP: ¥3,200)
CNS-02BK Black	(MSRP: ¥3,200)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA C-740 Ultra Zoom

Number of Effective Pixels		3.2 million pixels
Image Pickup Element		CCD
Lens	Structure	11 elements in 7 groups, Olympus multivariator zoom lens Includes 2 glass aspherical lenses and 1 ED lens
	Focal Length	6.3 – 63 mm (Equivalent to 35mm zoom in 38 – 380 mm film format)
	F No.	F2.8(W)/F3.7(T)
	Digital Zoom	Seamless to 30x (10x optical and 3x digital combined)
	Working Range	Standard mode:0.6 m - infinity(W)/2.0m - infinity(T) Macro mode:0.07 m - 0.6 m(W)/1.2 m – 2.0 m(W) Super Macro mode: up to 0.03m (In Super Macro mode, the zoom range is fixed and the built-in flash is disabled.)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system) TIFF non-compression, DPOF compatible, Exif2.2 Print Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2048 x 1536 / TIFF: 1 image SHQ: Approx. 8 images, HQ: Approx. 20 images 2048 x 1360 (3:2*) / TIFF: 1 image, SHQ: Approx. 8 images, HQ: Approx. 22 images 1600 x 1200/ TIFF: 2 images, SQ1(High):Approx.11 images, SQ1 (Normal): Approx. 32 images 1280 x 960 / TIFF: 4 images, SQ1(High):Approx.17images, SQ1 (Normal): Approx. 49 images 1024 x 768 / TIFF: 6 images SQ2 (High): Approx.26 images SQ2 (Normal): Approx. 76 images 640 x 480 / TIFF: 16 images, SQ2 (High): Approx.66 images, SQ2 (Normal): Approx. 165 images 3200 x 2400 (Enlarge Size) / SHQ: Approx. 2 images HQ: Approx. 8 images *3:2 is the same vertical-horizontal ratio as 35mm film.
	Motion Image: Recording System	QuickTime Motion JPEG support (Frame rate: 15fps)

	Motion Image: Storage Capacity (w/o voice)	320 x 240 pixels (HQ): Approx. 48 sec. (16MB) 160 x 120 pixels (SQ): Approx. 211 sec. (16MB)
	Recording Media	xD-Picture Card (16, 32, 64,128,256 MB)
Viewfinder		0.44-inch TFT color EVF Approx. 180,000 pixels
LCD Monitor	Size/Type	1.5-inch TFT color LCD (low-temperature polysilicon)
	Number of Pixels	Approx. 114,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
Sensitivity	AUTO	Yes
	Fixed	ISO approx. 100/200/400
Focusing System	Auto Focus	TTL iESP autofocus (contrast detection system)/ Spot AF/Fulltime AF/AF target selection/AF Lock
	Manual Focus	Manual Focus Settings on gauge display
Still Image: Exposure Control	Mode	Programmed Auto Aperture-priority Shutter-speed-priority Manual
		Scene programmed (portraits, sports, landscape-portrait, landscape, night scene, self-portrait)
		My Mode (Customized: My1, My2, My3, My4)
	Aperture	W:F2.8-8.0 T:F3.7-8.0
	Shutter Speed	1 to 1/1000 sec (Manual: up to 16 sec./Night scene & Slow Shutter Synchronization: up to 4 sec.)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
	AE Lock	Yes
Auto-bracketing (excluding TIFF)		Selectable from 1/3EV, 2/3EV and 1EV steps
	Number of Shots	3/5 shots *Vary by image size
White Balance		Full-auto (iESP II) Presets (Daylight, overcast, tungsten light, fluorescent light1: Daylight, fluorescent light2: White Daylight, fluorescent light3: White) One-Touch ±7 Adjustment
Photometric		Digital ESP metering

Systems		Spot metering system (Multi)
Flash	Flash Working Range	W: Approx. 0.3m~4.5m T: Approx. 1.2m~3.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off Slow shutter synchronization (first-curtain/second-curtain) Slow shutter synchronization (first-curtain with red-eye reduction)
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode	Normal Speed	Approx. 1.4 frames/sec. (in HQ mode) up to 11 frames
	High Speed	Approx. 2.0 frames/sec. up to 3 frames
Special Functions	Image Setting	Sharpness: ±5 Contrast: ±5 Saturation: ±5
	Function Shooting	Monochrome, Sepia, White board and Black board modes, Crop and merge (2 in 1) function
	Panorama	Yes (only with Olympus xD-Picture card and Camedia Master)
	Customized	Shortcut setting, Custom button setting, Language options
	Still Image Edit	Resize (640x480, 320x240), Trimming
	Motion Image Edit	Cut, Index image creation *Limited to certain files.
	Special Image Editing	TruePic, Enlarge mode in printing, Noise Reduction
External Connectors	PC	USB interface (Win XP/Me/98/2000, Mac OS 9.0~9.1/X)
	TV (NTSC)	Video output terminal (Audio: Monaural) (Switchable NTSC/PAL)
	Power Supply	DC input terminal
Power Supply	AC adaptor	C-7AC (Optional)
	Battery	Two lithium battery packs (CR-V3) Four AA Ni-MH batteries Four Ni-Cd batteries Four alkaline batteries Four lithium batteries (FR6)
Dimension		107.5 (W) x 66.0 (H) x 68.5 (D) mm (excluding protrusions)
Weight		295g (excluding batteries and media card)
Accessories (Bundled)		Camera case xD-Picture Card (16MB) USB cable Video cable Strap Lens cap Strap for lens cap CD-ROM (CAMEDIA Information Disk) Two 3V lithium battery packs (LB-01 2P)

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp


OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 7, 2003

Collaboration Program with Panacea Pharmaceuticals, an U.S. Biotech Firm

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) has concluded a collaboration agreement with Panacea Pharmaceuticals, Inc. (Maryland, USA; CEO&CSO: Hossein A. Ghanbari, PhD), a biotech venture whose main focus is the development of treatments for intractable medical conditions such as cancer and Parkinson's disease. Under the agreement, Olympus will install one of its MF20 molecular interaction analytical systems at Panacea to support the latter's drug development programs. Now in its commercialization phase, the MF20 system employs single molecular fluorescence spectroscopy to study biomolecular interactions. From May onwards, the research at Panacea will assist in the development of further MF20 applications.

Along with other Japanese firms such as Mitsubishi Corporation, Shin-Etsu Chemical Co., Ltd. and JSR Corporation, Olympus has been a participant since December 2002 in the activities of Cosmos Alliance[Note1] (Washington D.C., USA; Chairman & CEO: Prof. Frank Young), an international alliance formed to accelerate commercialization in the bio life sciences through equity investments, joint ventures, collaborative research and technology transfer.. Through Cosmos-facilitated joint development programs, technical cooperation programs and capital investment into the Technical- and R&D-Members within the Cosmos Bio Life Sciences Alliance that possess innovative biotech expertise, Olympus plans to accelerate the commercialization of its own range of advanced biotech-related products, which includes instruments for genome and protein analysis. The collaboration agreement with Panacea represents the first fruits of these efforts.

Background

- *Single molecular fluorescence spectroscopy*

Through the use of confocal laser optics[*1], this technology can capture the behavior of fluorescent-labeled biological molecules in extremely small volumes, measured in

approximately femtoliters (1 fL = 1 x 10^{-15} L). Developed jointly by Olympus with Evotec Technologies GmbH (Hamburg, Germany; CEO: Dr. Carsten Claussen), it permits the study of interactions of molecules with biological functions at the level of single molecules. Capable of analyzing genomic and proteomic biomolecular interactions with high speed and precision—in a matter of just seconds or minutes—in a solution that mimics actual conditions, this technology is expected to play a valuable role in genomic drug discovery and the elucidation of related biological phenomena.

Olympus began taking orders in Japan from August 2002 onwards for the MF10S SNP typing[*2] analysis system and for the MF20 molecular interaction analytical system. Various organizations are already using the MF10S system for SNP typing services, including NovusGene Inc. (President: Toshio Sofuni; Hachioji City, Tokyo) and the University of Tokyo Human SNP Typing Center (Location: The University of Tokyo Hongo Campus; Director: Prof. Katsushi Tokunaga, Department of Human Genetics Graduate School of International Health, the University of Tokyo). Data reliability testing has now been completed on the MF10S.

Note 1) *Cosmos Alliance*

Cosmos Alliance (www.cosmosalliance.com) is the name given by its founder, Prof. Frank Young, former commissioner of the U.S. Food & Drug Administration, to an organization that he established in August 2002. It functions as an invitation clubor forum for the introduction of developing companies with innovative platform technologies and excellent patent positions in the bio life sciences (the "Technical Members" "R&D Members") to leading companies that can supply venture capital, enter into joint ventures and undertake collaborative research (the "Founding Country Member", "Corporate Members"). The organization aims to help accelerate the commercialization of advanced biotech products by fostering joint development programs, technical alliances and capital investment between members. Cosmos Alliance differs from biotech-oriented venture capital firms, whose prime objective is generally to make a return on investment, in that its goal is to assist in the development of the biotech industry by promoting cooperative agreements between its members.

**1 Confocal laser optical system*

A system of optics that uses a pinhole at the point of focus in order to exclude all light except that from the focal position. This arrangement generates much better S/N (signal-to-noise) ratios than those produced by conventional methods for reading fluorescent signals.

*2 *SNP typing*

SNP stands for "single nucleotide polymorphism," which means variation in single nucleotide that occurs only once in every 500-1000 DNA sequences. The study of such variations in nucleotides can yield genetic markers that could signal a person's susceptibility to a certain disease, or else provide clues as to the likely response to a drug and its possible side-effect profile. By analyzing and sequencing ("typing") SNPs, researchers hope to investigate the relationship between SNPs, disease-associated genes and drug responses. This approach is expected to be extremely valuable in genomic novel drug discovery and tailor-made medicine.

Profile of Panacea Pharmaceuticals:

Address: 207 Perry Parkway, Suite 2 Gaithersburg, MD 20877, USA
CEO&CSO: Hossein A. Ghanbari, PhD
Established: 1999
Nature of business: Panacea Pharmaceuticals is a development-phase biopharmaceutical venture focused on the application of functional genomics and proteomics to the development of treatments for various medical conditions. The Company's product development focus is on novel proteins and biochemical pathways related to cellular regulation and cell cycle abnormalities in oncology, as well as neurodegenerative diseases, particularly Alzheimer's disease and Parkinson's disease.
Employees: 25 (approx.)

Profile of Evotec Technologies:

Address: Schnackenburgallee 114, 22525 Hamburg, Germany
President & CEO: Dr. Carsten Claussen
Established: 2002
Nature of business: Evotec Technologies offers innovative solutions for complex life science applications. The company provides seamless integration of hardware, software and bioware modules, combining cutting-edge technologies for measurement, miniaturization and automation.
Employees: 80 (approx., based in Hamburg, Düsseldorf and Berlin)

シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING

FAX: 81-3-5251-1602
www.shearman.com

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

81-3-5251-0201



May 23, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are free translations of two press releases dated April 22 and May 7, 2003 respectively. The Company also issued the following six press releases without preparing English translations and are therefore hereby furnished with summary English translations.

- Press release dated April 14, 2003 on the introduction of the "Kuraemon 10 Family" and "Kuraemon 10 Pro" digital photo management software

- Press release dated April 17, 2003 on the establishment of a research and development center that will focus on research on selected strategic areas

- Press release regarding the impairment of certain marketable securities held by Olympus, as filed with the Tokyo Stock Exchange on April 18, 2003

  The Company announced that it was required to recognize impairment losses in the fiscal year ended March 31, 2003 with respect to certain investment securities

and equity investments whose fair value or actual value decreased significantly and was deemed irrecoverable.

Total amount of impairment with respect to investment securities and equity investments	¥7,485 million
As a percentage of net assets as of March 31, 2002	4.1%
As a percentage of ordinary profit for the year ended March 31, 2002	42.2%
As a percentage of net profit for the year ended March 31, 2002	147.9%

The above impairment of ¥7,485 million will be charged as extraordinary loss to the fiscal year ended March 31, 2003.

The Company is currently evaluating the possible impact of this impairment to the operating results for the fiscal year ended March 31, 2003, but does not expect to revise, as a result of the impairment, its earnings forecast previously released on November 18, 2002.

- Press release dated April 23, 2003 on the adoption by an earthquake memorial museum in Kobe of Olympus' "Vision Plex" automatic projector image correction system

- Press release dated April 24, 2003 on a rebate sale for the "Turbo MO mini EX IV+" magneto-optical disc drive

- Press release regarding a proposed acquisition of treasury stock, as filed with the Tokyo Stock Exchange May 12, 2003

The Company announced that it will propose to the general shareholders' meeting to be held on June 27, 2003 an agenda to approve a repurchase of treasury stock in accordance with Article 210 of the Commercial Code.

Details of the repurchase:

Class of equity to be acquired:	Common stock
Number of shares to be acquired:	Not more than 5 million shares (or 1.9% of outstanding shares)
Total cost of the acquisition	Not more than ¥10 billion

acquisition	

The acquisition of share, if approved at the general shareholders' meeting, may be executed any time between the conclusion of the general shareholders' meeting on June 27, 2003 and the conclusion of the general shareholders' meeting for the fiscal year ending March 31, 2004.

Finally, on May 7 and May 12 respectively, the Company filed a periodic report and its Annual Financial Digest without preparing English translations and are therefore hereby furnished with summary English translations.

- Periodic report regarding a merger with Olympus Pro Marketing Co., Ltd, a 99.9% owned subsidiary, as filed on EDINET on May 7, 2003

  Olympus Pro Marketing Co., Ltd., a 99.9% subsidiary of the Company engaged in the sales of optical, medical and electrical devices, ceased to be a "specified subsidiary" of the Company as of April 1, 2003 due to its merger with the Company on the said date, with the Company as the surviving entity. Olympus Pro Marketing was capitalized at ¥1,424 million before the merger.

- Annual Financial Digest for the year ended March 31, 2003, as filed with the Tokyo Stock Exchange on May 12, 2003

  - Summary of consolidated financial results and disclosure of certain financial indexes
  - Organization of the Olympus group
  - Management policy and narrative description of financial results
  - Consolidated financial statements
    - Consolidated balance sheets
    - Consolidated income statements
    - Consolidated statements of retained earnings
    - Consolidated statements of cash flows
    - Notes to the consolidated financial statements
  - Geographic and business segment information
  - Information on production, orders and sales
  - Fair value of marketable securities

- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Information on retirement benefits
- Per share information
- Disclosure of related party transactions
- Summary of unconsolidated financial results and disclosure of certain financial indexes
- Unconsolidated financial statements
    - Unconsolidated balance sheets
    - Unconsolidated income statements
    - Unconsolidated statements of retained earnings
    - Notes to the Unconsolidated financial statements
- Disclosure of subsequent events
- Changes in management members

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard C. Kramer

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

April 22, 2003

OLYMPUS INTRODUCES CAMEDIA C-740 ULTRA ZOOM WITH 3.2-MEGAPIXEL IMAGING AND 10X OPTICAL ZOOM

- 3.2-megapixel image quality
- Newly developed high-performance 10x optical zoom lens
- Approximately 30% smaller body than previous models

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the CAMEDIA C-740 Ultra Zoom, a 3.2-megapixel digital camera with a newly developed high-performance 10x optical zoom lens. The CAMEDIA C-740 Ultra Zoom is scheduled to go on sale in Japan in mid-May 2003.

The CAMEDIA C-740 Ultra Zoom is the latest addition to the CAMEDIA ULTRAZOOM series that has proved very popular with families and people who enjoy watching or participating in sports. In addition to offering outstanding ease of use and the ultra-telephoto power of a 10x optical zoom lens, the CAMEDIA C-740 Ultra Zoom delivers outstanding image quality by using the same proprietary image processing technology featured on our top-of-the-line CAMEDIA C-5050ZOOM compact digital camera.

High-precision body construction also makes the CAMEDIA C-740 Ultra Zoom the most compact 3.2-megapixel, 10x optical zoom digital camera in the world (according to in-house market research as of April 2003). The camera body is approximately 30% smaller in volume than previous CAMEDIA ULTRAZOOM models, and weighs only 295 grams, making it even easier to carry than its predecessors.

The CAMEDIA C-740 Ultra Zoom also offers up to 56 minutes* of Motion JPEG recording, and Super Macro shooting from as close as 3cm. In a single camera, it combines the benefits of ultra-telephoto and ultra-macro still photography with a new level of motion-image shooting convenience.

In addition, accessories such conversion lenses and a water protector have been developed to further enhance the range of situations in which the CAMEDIA C-740 Ultra Zoom can be used.

With its easy-to-handle 3.2-megapixel image size, the CAMEDIA C-740 Ultra Zoom offers ultra-telephoto capabilities and image quality that will appeal to a wide range of users. Together with the 4.0-megapixel CAMEDIA C-750 Ultra Zoom , which boasts the highest image quality in the ULTRAZOOM line (scheduled for release in mid-June; MSRP: ¥75,000), the CAMEDIA C-740 Ultra Zoom brings new depth to the ULTRAZOOM product line.

* With 256MB xD Picture Card installed.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA C-740 Ultra Zoom	¥63,000	Mid-May 2003	40,000 units

CAMEDIA
C-740 Ultra Zoom



<Front>



<Back>

Top Features

- Newly developed 10x optical zoom lens and high-resolution 3.2-megapixel CCD for ultra telephoto shooting and high image quality
- Slim, compact body -- the world's smallest 3.2-megapixel, 10x optical zoom digital camera
- Advanced motion-image features for enhanced digital shooting enjoyment
- Numerous accessories for extended shooting capabilities
- Distinctive body design and exceptional ease of use

Main Features

NEWLY DEVELOPED 10X OPTICAL ZOOM LENS & 3.2-MEGAPIXEL HIGH-RESOLUTION CCD

In keeping with the CAMEDIA ULTRAZOOM concept of combining a high-resolution CCD with an ultra-high-power zoom lens, the CAMEDIA C-740 Ultra Zoom offers 3.2-megapixel image quality and powerful 10x optical zooming. For leisure activities and spectator sports, this makes it possible to take ultra-telephoto shots of exceptionally high image quality.

The newly designed 7-group, 11-element lens features an ED (Extra-low Dispersion) lens element like the ones used in high-quality SLR telephoto lenses, as well as two aspherical lens elements, high index lens elements, and a low-dispersion lens element. In addition, many of the lens elements are multi-coated. As a result of these design improvements, the lens offers superior resolving power and reduced aberration at high zoom magnifications and long focal lengths.

The inclusion of TruPic processing and other advanced image processing technologies also helps ensure class-leading image quality. Outstanding color fidelity and low noise are ensured by the same proper gamma technology and advanced noise filter featured on the Olympus compact digital camera flagship, the CAMEDIA C-5050ZOOM. High image quality is also aided by a noise reduction function that suppresses the noise that occurs when shooting at night, and by an advanced anti-vibration program that regulates shutter speed, flash, and ISO sensitivity to reduce the blurring that can be caused by camera shake.

THE WORLD'S SLIMMEST & MOST COMPACT 3.2-MEGAPIXEL 10X OPTICAL ZOOM CAMERA

By reducing circuitry requirements, body volume has been reduced by 30% in comparison to previous CAMEDIA ULTRAZOOM models. Overall dimensions are 107.5(W) x 66mm(H) x 68.5mm(D), making the CAMEDIA C-740 Ultra Zoom an extremely slim and compact ULTRAZOOM model. Weight is only 295 grams, further enhancing the camera's portability.

IMPROVED MOTION-IMAGE CAPABILITY

The CAMEDIA C-740 Ultra Zoom features the broad motion streaming technology first introduced on the CAMEDIA C-730 Ultra Zoom, and can record up to 56 minutes of motion-image material (with 256MB xD Picture Card installed). In addition, Fast Play and Reverse Play modes have been added to extend motion-image capabilities even further. The result is a camera that allows users to enjoy both still and moving-image photography without the need to carry a separate video camera.

A Wide Range of Accessories

The CAMEDIA C-740 Ultra Zoom accepts both 0.7x wide-angle and 1.7x tele conversion lenses. The wide-angle conversion lens offers 27mm wide-angle capability (35mm film camera equivalent), while the tele conversion lens boosts the maximum zoom telephoto setting of 380mm up to 646mm (35mm film camera equivalent). When used in tandem with the digital zoom (which normally boosts telephoto performance up to a maximum of 1140mm), a maximum focal length of 1938mm is possible — providing a truly astounding range of shooting options for such a compact camera.

In addition, the PT-018 Water Protector introduces underwater shooting capability to the ULTRAZOOM line by providing waterproof protection to depths of 40m.

Distinctive Design & Outstanding Ease of Use

The front, lens trim of the body are constructed of aluminum, adding a distinctive touch of quality to the overall design.

Although much slimmer and more compact, the CAMEDIA C-740 Ultra Zoom offers the same handling ease and comfortable grip as previous ULTRAZOOM models. Controls are positioned so that they are easy to operate with the right thumb when the camera is held in the shooting position, and the response time of the built-in LCD monitor has been speeded up to ensure enhanced operating ease.

Advanced Shooting Functions

•Super Macro Mode

The camera's Super Macro mode allows shooting from a distance of only 3cm. With the CAMEDIA C-740 Ultra Zoom, users can enjoy both telephoto and macro shooting, and capture virtually any type of scene or subject with a single camera.

•Histogram Display

Histograms that show the relationship between subject illumination and current exposure settings can be displayed during or after shooting. By visually confirming histogram data on the built-in LCD monitor, users can exercise more precise exposure control, and better achieve their creative intent by taking full advantage of the CCD's dynamic range.

•A Choice of Scene Program Modes and 'My Mode' Settings

In addition to Full Auto, Aperture-Priority, Shutter-Speed-Priority, and Manual shooting modes, there are six Scene Program Modes — Portrait, Sports, Landscape-Portrait, Landscape, Night Scene, and Self-Portrait — that make it easy to set optimum exposure values in virtually any shooting situation. What's more, up to four customizable 'My Mode' settings can be stored in memory, allowing users to instantly access their most frequently used setting configurations.

•Versatile White Balance Settings

Advanced iESP II Auto White Balance provides higher color fidelity for more natural skin tones in mixed-source lighting conditions. In addition, there is a One-Touch White Balance setting, as well as preset white balance settings for Daylight, Overcast, Tungsten Light, and three types of Fluorescent Light (Daylight, White Daylight, and White).

•Autofocus Area Selection

When camera movement is restricted by tripod use, users can reposition the autofocus target area two steps up, down, left, or right from the center of the frame, retaining creative control while ensuring correct focus.

•Easy-to-Use Digital Editing Functions

Basic digital editing tasks can easily be performed in the camera without downloading images or using a computer. Because the edited images are stored as a separate file, users never need to worry that the original data will be overwritten.

-Resizing

If users want to create a smaller-sized file to send as an e-mail attachment, for example, they can easily do so right in the camera.

-Trimming

Photos can easily be trimmed in the camera to suit the user's preference.

•All-in-One Packaging

All-in-one packaging includes everything necessary to download, edit, and organize image files, ensuring that even first-time users can begin enjoying the benefits of digital photography right away. And by using the included video cable to connect the camera to a TV, images can be displayed at a size that allows everyone to enjoy them.

OPTIONAL ACCESSORIES

•Conversion Lenses

By attaching an optional CLA-4 lens adapter (MSRP: ¥2,000) to the camera, users can expand their shooting capabilities with the optional WCON-07 wide-angle conversion lens (MSRP: ¥19,000), the MCON-40 macro conversion lens (MSRP: ¥11,000), or the TCON-17 tele conversion lens (MSRP: ¥15,000).

•Water Protector

The PT-018 Water Protector (MSRP: ¥25,000; available late May 2003) makes it possible for the first time for a CAMEDIA ULTRAZOOM camera to be used for diving and underwater photography at depths of up to 40 meters. (Compatible only with the CAMEDIA C-740 Ultra Zoom and CAMEDIA C-750 Ultra Zoom.)

•Camera Case & Neck Strap

A variety of cases and neck straps are available.

Camera Cases

CSCH-13 Genuine leather semi-hard case	(MSRP: ¥6,000)
CSCH-14 Soft case	(MSRP: ¥3,200)

Sports Neck Straps

Shock-absorbing straps that are ideal for use at sporting events.

CNS-02SV Silver	(MSRP: ¥3,200)
CNS-02BL Blue	(MSRP: ¥3,200)
CNS-02BK Black	(MSRP: ¥3,200)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA C-740 Ultra Zoom

Number of Effective Pixels		3.2 million pixels
Image Pickup Element		CCD
Lens	Structure	11 elements in 7 groups, Olympus multivariator zoom lens Includes 2 glass aspherical lenses and 1 ED lens
	Focal Length	6.3 – 63 mm (Equivalent to 35mm zoom in 38 – 380 mm film format)
	F No.	F2.8(W)/F3.7(T)
	Digital Zoom	Seamless to 30x (10x optical and 3x digital combined)
	Working Range	Standard mode:0.6 m - infinity(W)/2.0m - infinity(T) Macro mode:0.07 m - 0.6 m(W)/1.2 m – 2.0 m(W) Super Macro mode: up to 0.03m (In Super Macro mode, the zoom range is fixed and the built-in flash is disabled.)
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system) TIFF non-compression, DPOF compatible, Exif2.2 Print Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2048 x 1536 / TIFF: 1 image SHQ: Approx. 8 images, HQ: Approx. 20 images 2048 x 1360 (3:2*) / TIFF: 1 image, SHQ: Approx. 8 images, HQ: Approx. 22 images 1600 x 1200/ TIFF: 2 images, SQ1(High):Approx.11 images, SQ1 (Normal): Approx. 32 images 1280 x 960 / TIFF: 4 images, SQ1(High):Approx.17images, SQ1 (Normal): Approx. 49 images 1024 x 768 / TIFF: 6 images SQ2 (High): Approx.26 images SQ2 (Normal): Approx. 76 images 640 x 480 / TIFF: 16 images, SQ2 (High): Approx.66 images, SQ2 (Normal): Approx. 165 images 3200 x 2400 (Enlarge Size) / SHQ: Approx. 2 images HQ: Approx. 8 images *3:2 is the same vertical-horizontal ratio as 35mm film.
	Motion Image: Recording System	QuickTime Motion JPEG support (Frame rate: 15fps)

	Motion Image: Storage Capacity (w/o voice)	320 x 240 pixels (HQ): Approx. 48 sec. (16MB) 160 x 120 pixels (SQ): Approx. 211 sec. (16MB)
	Recording Media	xD-Picture Card (16, 32, 64,128,256 MB)
Viewfinder		0.44-inch TFT color EVF Approx. 180,000 pixels
LCD Monitor	Size/Type	1.5-inch TFT color LCD (low-temperature polysilicon)
	Number of Pixels	Approx. 114,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame, Fast-Forward, Rewind
Sensitivity	AUTO	Yes
	Fixed	ISO approx. 100/200/400
Focusing System	Auto Focus	TTL iESP autofocus (contrast detection system)/ Spot AF/Fulltime AF/AF target selection/AF Lock
	Manual Focus	Manual Focus Settings on gauge display
Still Image: Exposure Control	Mode	Programmed Auto Aperture-priority Shutter-speed-priority Manual
		Scene programmed (portraits, sports, landscape-portrait, landscape, night scene, self-portrait)
		My Mode (Customized: My1, My2, My3, My4)
	Aperture	W:F2.8-8.0 T:F3.7-8.0
	Shutter Speed	1 to 1/1000 sec (Manual: up to 16 sec./Night scene & Slow Shutter Synchronization: up to 4 sec.)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
	AE Lock	Yes
Auto-bracketing (excluding TIFF)		Selectable from 1/3EV, 2/3EV and 1EV steps
	Number of Shots	3/5 shots *Vary by image size
White Balance		Full-auto (iESP II) Presets (Daylight, overcast, tungsten light, fluorescent light1: Daylight, fluorescent light2: White Daylight, fluorescent light3: White) One-Touch ±7 Adjustment
Photometric		Digital ESP metering

Systems		Spot metering system (Multi)
Flash	Flash Working Range	W: Approx. 0.3m~4.5m T: Approx. 1.2m~3.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off Slow shutter synchronization (first-curtain/second-curtain) Slow shutter synchronization (first-curtain with red-eye reduction)
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode	Normal Speed	Approx. 1.4 frames/sec. (in HQ mode) up to 11 frames
	High Speed	Approx. 2.0 frames/sec. up to 3 frames
Special Functions	Image Setting	Sharpness: ±5 Contrast: ±5 Saturation: ±5
	Function Shooting	Monochrome, Sepia, White board and Black board modes, Crop and merge (2 in 1) function
	Panorama	Yes (only with Olympus xD-Picture card and Camedia Master)
	Customized	Shortcut setting, Custom button setting, Language options
	Still Image Edit	Resize (640x480, 320x240), Trimming
	Motion Image Edit	Cut, Index image creation *Limited to certain files.
	Special Image Editing	TruePic, Enlarge mode in printing, Noise Reduction
External Connectors	PC	USB interface (Win XP/Me/98/2000, Mac OS 9.0~9.1/X)
	TV (NTSC)	Video output terminal (Audio: Monaural) (Switchable NTSC/PAL)
	Power Supply	DC input terminal
Power Supply	AC adaptor	C-7AC (Optional)
	Battery	Two lithium battery packs (CR-V3) Four AA Ni-MH batteries Four Ni-Cd batteries Four alkaline batteries Four lithium batteries (FR6)
Dimension		107.5 (W) x 66.0 (H) x 68.5 (D) mm (excluding protrusions)
Weight		295g (excluding batteries and media card)
Accessories (Bundled)		Camera case xD-Picture Card (16MB) USB cable Video cable Strap Lens cap Strap for lens cap CD-ROM (CAMEDIA Information Disk) Two 3V lithium battery packs (LB-01 2P)

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp


OLYMPUS
Your Vision, Our Future

I N F O R M A T I O N

May 7, 2003

Collaboration Program with Panacea Pharmaceuticals, an U.S. Biotech Firm

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) has concluded a collaboration agreement with Panacea Pharmaceuticals, Inc. (Maryland, USA; CEO&CSO: Hossein A. Ghanbari, PhD), a biotech venture whose main focus is the development of treatments for intractable medical conditions such as cancer and Parkinson's disease. Under the agreement, Olympus will install one of its MF20 molecular interaction analytical systems at Panacea to support the latter's drug development programs. Now in its commercialization phase, the MF20 system employs single molecular fluorescence spectroscopy to study biomolecular interactions. From May onwards, the research at Panacea will assist in the development of further MF20 applications.

Along with other Japanese firms such as Mitsubishi Corporation, Shin-Etsu Chemical Co., Ltd. and JSR Corporation, Olympus has been a participant since December 2002 in the activities of Cosmos Alliance[Note1] (Washington D.C., USA; Chairman & CEO: Prof. Frank Young), an international alliance formed to accelerate commercialization in the bio life sciences through equity investments, joint ventures, collaborative research and technology transfer.. Through Cosmos-facilitated joint development programs, technical cooperation programs and capital investment into the Technical- and R&D-Members within the Cosmos Bio Life Sciences Alliance that possess innovative biotech expertise, Olympus plans to accelerate the commercialization of its own range of advanced biotech-related products, which includes instruments for genome and protein analysis. The collaboration agreement with Panacea represents the first fruits of these efforts.

Background

- *Single molecular fluorescence spectroscopy*

Through the use of confocal laser optics[*1], this technology can capture the behavior of fluorescent-labeled biological molecules in extremely small volumes, measured in

approximately femtoliters (1 fL = 1 x 10^{-15} L). Developed jointly by Olympus with Evotec Technologies GmbH (Hamburg, Germany; CEO: Dr. Carsten Claussen), it permits the study of interactions of molecules with biological functions at the level of single molecules. Capable of analyzing genomic and proteomic biomolecular interactions with high speed and precision—in a matter of just seconds or minutes—in a solution that mimics actual conditions, this technology is expected to play a valuable role in genomic drug discovery and the elucidation of related biological phenomena.
Olympus began taking orders in Japan from August 2002 onwards for the MF10S SNP typing[*2] analysis system and for the MF20 molecular interaction analytical system. Various organizations are already using the MF10S system for SNP typing services, including NovusGene Inc. (President: Toshio Sofuni; Hachioji City, Tokyo) and the University of Tokyo Human SNP Typing Center (Location: The University of Tokyo Hongo Campus; Director: Prof. Katsushi Tokunaga, Department of Human Genetics Graduate School of International Health, the University of Tokyo). Data reliability testing has now been completed on the MF10S.

Note 1) *Cosmos Alliance*
Cosmos Alliance (www.cosmosalliance.com) is the name given by its founder, Prof. Frank Young, former commissioner of the U.S. Food & Drug Administration, to an organization that he established in August 2002. It functions as an invitation clubor forum for the introduction of developing companies with innovative platform technologies and excellent patent positions in the bio life sciences (the "Technical Members" "R&D Members") to leading companies that can supply venture capital, enter into joint ventures and undertake collaborative research (the "Founding Country Member", "Corporate Members"). The organization aims to help accelerate the commercialization of advanced biotech products by fostering joint development programs, technical alliances and capital investment between members. Cosmos Alliance differs from biotech-oriented venture capital firms, whose prime objective is generally to make a return on investment, in that its goal is to assist in the development of the biotech industry by promoting cooperative agreements between its members.
**1 Confocal laser optical system*
A system of optics that uses a pinhole at the point of focus in order to exclude all light except that from the focal position. This arrangement generates much better S/N (signal-to-noise) ratios than those produced by conventional methods for reading fluorescent signals.
*2 *SNP typing*

SNP stands for "single nucleotide polymorphism," which means variation in single nucleotide that occurs only once in every 500-1000 DNA sequences. The study of such variations in nucleotides can yield genetic markers that could signal a person's susceptibility to a certain disease, or else provide clues as to the likely response to a drug and its possible side-effect profile. By analyzing and sequencing ("typing") SNPs, researchers hope to investigate the relationship between SNPs, disease-associated genes and drug responses. This approach is expected to be extremely valuable in genomic novel drug discovery and tailor-made medicine.

Profile of Panacea Pharmaceuticals:
Address: 207 Perry Parkway, Suite 2 Gaithersburg, MD 20877, USA
CEO&CSO: Hossein A. Ghanbari, PhD
Established: 1999
Nature of business: Panacea Pharmaceuticals is a development-phase biopharmaceutical venture focused on the application of functional genomics and proteomics to the development of treatments for various medical conditions. The Company's product development focus is on novel proteins and biochemical pathways related to cellular regulation and cell cycle abnormalities in oncology, as well as neurodegenerative diseases, particularly Alzheimer's disease and Parkinson's disease.
Employees: 25 (approx.)

Profile of Evotec Technologies:
Address: Schnackenburgallee 114, 22525 Hamburg, Germany
President & CEO: Dr. Carsten Claussen
Established: 2002
Nature of business: Evotec Technologies offers innovative solutions for complex life science applications. The company provides seamless integration of hardware, software and bioware modules, combining cutting-edge technologies for measurement, miniaturization and automation.
Employees: 80 (approx., based in Hamburg, Düsseldorf and Berlin)